EXHIBIT 8

LIST OF SUBSIDIARIES

Name	Place of Incorporation	Percentage of Ownership
B Communications Ltd.	Israel	64.78%
Subsidiaries of B Communications Ltd.
Bezeq - The Israel Telecommunications Corp. Ltd. (TASE: BZEQ)	Israel	26.34%
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd.	Israel	100%